November 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

Re:	SciSparc Ltd.
Request to Withdraw Registration Statement on Form F-4
File No. 333-282351

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SciSparc Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4, File No. 333-282351, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Registration Statement was originally filed on September 26, 2024 and was amended on December 31, 2024, February 13, 2025, March 11, 2025, April 29, 2025, May 14, 2025, May 27, 2025, June 10, 2025, June 25, 2025, and July 8, 2025. The Registration Statement was declared effective by the Commission on July 21, 2025 and no securities have been sold or issued thereunder.

The Company has determined to withdraw the Registration Statement and not to pursue the transaction contemplated in the Registration Statement at this time.

We request that the Commission grant this application for the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you are in need of additional information, please feel free to contact me by telephone at +972-50-552-1058.

Very truly yours,

/s/ Oz Adler
Oz Adler
Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP